EXHIBIT D-4


                               101 FERC P. 61, 202
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners: Pat Wood, III, Chairman;
                      William L. Massey, Linda Breathitt,
                      And Nora Mead Brownell.

Ameren Services Company                                Docket No. EC02-96-000
     on behalf of Ameren's Public
     Utility Company Subsidiaries

               ORDER CONDITIONALLY AUTHORIZING MERGER AND GRANTING
                           WAIVERS AND AUTHORIZATIONS

                           (Issued November 21, 2002)

INTRODUCTION
------------

     1. On July 19, 2002, Ameren Services Company (Ameren Services), on behalf of the public utilities owned wholly or partially by Ameren Corporation (Ameren),(1) Central Illinois Light Company (CILCO), and AES Medina Valley Cogen (No. 4), LLC (Medina), an exempt wholesale generator affiliated with CILCO (collectively, Applicants) filed a joint application for approval of a merger and related waivers and authorizations pursuant to section 203 of the Federal Power Act (FPA).(2) Applicants request Commission authorization for Ameren to acquire CILCO and Medina. Applicants assert that the proposed acquisition is in the public interest, will have no adverse impact on competition, rates or regulation, and will, in fact, benefit regional power markets in the Midwest.

--------------------

      (1) Ameren owns the following jurisdictional subsidiaries: Union Electric Company d/b/a AmerenUE, Central Illinois Public Service Company d/b/a AmerenCIPS, Ameren Energy Development Company (AED), Ameren Energy Generating Company (AmerenGenCo), Ameren Energy Marketing Company (AEM), and Ameren
Energy, Inc.  Ameren Corp. also has controlling interest in Electric Energy
Inc. (EE).
      (2)  16 U.S.C. ss. 824b (1994).

     2. As discussed below, the Commission has reviewed the proposed merger under the Commission's Merger Policy Statement(3) and its regulations implementing section 203 of the FPA,(4) and in this order we conclude that the proposed merger, as conditioned below, will not adversely affect competition, rates, or regulation. Therefore, we conditionally approve the merger as consistent with the public interest. Furthermore, we grant the requested waivers and authorizations.

BACKGROUND
----------

      I.    DESCRIPTION OF THE PARTIES
            --------------------------

            A.    AMEREN CORP. AND ITS SUBSIDIARIES
                  ---------------------------------

                  I.    AMEREN CORP.

     3. Ameren Corp. is an exempt holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Subsequent to a 1997 merger in which Ameren became the parent company of AmerenUE and AmerenCIPS,(5) Ameren formed several

--------------------

      (3) See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595
(1996), FERC Stats. and Regs.P. 31,044 at 30,117-18 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERCP. 61,321 (1997)
(Merger Policy Statement).

      (4) Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs.P. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERCP. 61,289 (2001).

      (5)  Union Electric Co., 81 FERCP.  61,011 (1997).

non-operating company subsidiaries, including AER, a holding company, and Ameren Services, the registered system's service company. AER controls Ameren Corp.'s generating and wholesale merchant function; and, indirectly through AED, owns AmerenGenCo. AmerenGenCo owns several generating facilities, including those formerly owned by AmerenCIPS. AER's marketing subsidiary, AEM, functions primarily as AmerenGenCo's power marketing agent. AED, AEM, and AmerenGenCo are public utilities as defined in section 201 of PUHCA.


                  II.   AMERENCIPS

     4. AmerenCIPS serves approximately 325,000 electric customers from five generating stations, and approximately 170,000 gas customers, all within the state of Illinois.

                  III.  AMERENUE

     5. AmerenUE supplies electric service to over one million customers and gas service to 130,000 customers, primarily in Missouri and some parts of Illinois. AmerenUE provides wholesale electric service to many municipalities in Missouri, and utilizes 24 generating stations to supply its electric power and energy. In addition, AmerenUE is entitled to 40 percent of the output of generators owned by EE and its subsidiary, Midwest Electric Power, Inc. (MWE).

                  IV.   AMERENGENCO

     6. AmerenGenCo, an exempt wholesale generator (EWG),(6) does not hold any service area franchises. AmerenGenCo acquired ownership of its five generating stations from AmerenCIPS in 2002 and has subsequently acquired additional generating units to own and control approximately 4,138 MW of generating capacity in Missouri and Illinois. AmerenGenCo is authorized to sell power at market-based rates.(7) AmerenGenCo is also directly owned by AED, a holding company subsidiary of AER, which is owned directly by Ameren Group.

--------------------

      (6) Ameren Energy Generating Co., 92 FERCP.  62,023 (2000), 93 FERC
P.  62,210 (2000), 95 FERCP.  62,203 (2001).  See also Docket No. EG01-267-000.

      (7) Ameren Energy Generating Co., 93 FERCP.  61,024(2000).

                  V. AEM


     7. AEM, a wholesale power marketer and broker, does not own or operate any generating facilities, purchases capacity and energy at wholesale and sells power to unaffiliated buyers under a market-based sales tariff.(8) AEM is authorized to sell power to AmerenUE at market-based rates.(9)

                  VI. EE

     8. EE, a jointly owned corporation,(10) owns and operates a 1010MW, six-unit coal-fired generating station (Joppa). EE, an EWG, owns 161 kV transmission lines used to transmit power from the Joppa Station to the Department of Energy's uranium enrichment plant near Paducah, Kentucky. EE formed Midwest Power Inc. (MEP), an EWG with approximately 260 MW total generating capacity.

                  VII.  CILCO

     9. CILCO is a corporation organized under the laws of the State of Illinois, and is a wholly-owned subsidiary of CILCORP Inc. CILCORP is an exempt public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA), and is a wholly-owned subsidiary of The AES Corporation (AES), which is also an exempt public utility holding company under PUHCA. Historically, CILCO has provided regulated retail electric and natural gas service to customers in franchised service territories in central Illinois.

--------------------

      (8) Ameren Energy Marketing Co., 95 FERCP.  61,397 (2001).

      (9) Ameren Energy Marketing Co., 95 FERCP.  61,397 (2001).

      (10) AER owns 20 percent, AmerenUE owns 40 percent, and the remaining 40 percent is owned equally by two unaffiliated utilities, LG&E Energy Corp. and Illinova Generating Company.

     10. CILCO is a vertically integrated utility and has three wholly-owned subsidiaries; namely, CILCO Exploration and Development Company (CEDCO), CILCO Energy Corporation (CECO), and Central Illinois Generation, Inc. (CIGI). CILCO serves approximately 201,000 electricity customers in 136 communities in Illinois and approximately 204,000 natural gas customers in 128 communities also in Illinois.

                  VIII. MEDINA

     11. Medina, an EWG, makes wholesale energy sales exclusively to CILCO, pursuant to the terms of a Tolling Agreement that is on file with the Commission.(11) Medina owns a gas-fired cogenerator located in Mossville, Illinois, that has a summer rated capacity of 35 MW.

            B.    DESCRIPTION OF THE JURISDICTIONAL FACILITIES

                  I.    AMEREN

     12. The Ameren companies sell power at wholesale, pursuant to tariffs and contracts on file with the Commission. The Ameren public utilities own approximately 4,500 circuit miles of transmission lines.

                  II.   CILCO

     13. CILCO owns approximately 333 circuit miles of transmission lines that operate at 13 kV and above. The Commission has approved CILCO's transfer of control over its transmission facilities to the Midwest ISO, as of February 1, 2002, the date the Midwest ISO commenced operation. CILCO provides ancillary services pursuant to an Ancillary Service Tariff (AST) as approved by the Commission in Docket No ER02-708-000. CILCO sells power at wholesale, pursuant to tariffs and agreements on file with the Commission. The Commission recently granted authorization for CILCO to transfer certain jurisdictional facilities associated with CILCO's generating units to CIGI.

     14. Applicants request waiver of the requirement to provide information related to the jurisdictional facilities of other AES subsidiaries, since such information is not relevant to the proposed Transaction.

                  III.  MEDINA

     15. Medina does not own any transmission facilities other than those limited facilities used to interconnect its plant to CILCO's system.

--------------------

      (11) See Docket No. ER01-2623-000.

THE PROPOSED MERGER
-------------------

     16. On April 28, 2002, Ameren Corp. and AES executed a Stock Purchase Agreement and a Membership Interest Purchase Agreement (collectively, Agreements). Pursuant to the terms of the Stock Purchase Agreement, Ameren will acquire all of the issued and outstanding shares of common stock of CILCORP, CILCO's parent company. Under the terms of the Membership Interest Agreement, Ameren will acquire all issued and outstanding units of the membership interest in AES Medina Valley Cogen (No. 4), L.L.C., AES Medina Valley Cogen, L.L.C's parent company. AES Medina Valley Cogen (No. 4), L.L.C. is also AES Medina Valley Operations, L.L.C.'s parent company. According to Applicants, the above-mentioned entities will continue to exist as separate entities after the Transaction closes.

     17. Under the terms of the Agreement, Ameren Corp. will pay $1.3 billion less the amount of CILCORP's consolidated indebtedness outstanding at the time of closing(12) to acquire CILCORP, as adjusted to account for changes in working capital and capital expenditures. Ameren Corp. will also pay for Medina, $60 million less the amount of Medina consolidated indebtedness outstanding at closing.(13) The Agreement further states that AES may repay certain existing Medina indebtedness prior to closing, in which case, such debt would not offset Ameren Corp.'s cash purchase price.

NOTICE, INTERVENTIONS, AND RESPONSE
-----------------------------------

     18. Notice of the merger application was published in the Federal Register, 67 Fed. Reg. 49,683 (2002), with comments, protests, or motions to intervene due on or before September 17, 2002.

--------------------

      (12) CILCORP's indebtedness was reported to be $820 million on December 31, 2001.

      (13) Medina's indebtedness was approximately $37 million on December 31, 2001.

     19. Timely motions to intervene were filed by City Water Light & Power of the City of Springfield, Illinois (Springfield); Illinois Commerce Commission
(ICC); Midwest ISO; Missouri Joint Municipal Electric Utility Commission Missouri Municipal Commission); NRG Companies(14); and Wayne-White Counties Electric Cooperative (Wayne-White). Springfield and Missouri Municipal Commission also filed protests. On November 15, 2002, Springfield submitted a motion to withdraw its protest. According to Springfield, after engaging in intensive settlement discussions with Ameren for the past two months, the parties have entered into a settlement agreement that resolves the concerns that Springfield raised in its protest. On November 18, 2002, Ameren filed a letter discussing the settlement of concerns with Springfield and the resolution of proceedings before the ICC (November 18 Letter).

DISCUSSION
----------

      A.    PROCEDURAL ISSUES
            -----------------

     20. Under Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (2000), the timely, unopposed motions to intervene serve to make the entities that filed them parties to this proceeding.

     21. Rule 213 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.213 (2000), prohibits answers unless otherwise permitted by the decisional authority. We find that good cause exists to allow Applicants' answer because it provides additional information that assists us in the decision-making process.

      B.    INTERVENOR'S COMMENTS
            ---------------------

     22. Missouri Municipal Commission, in its protest, requests that the Commission condition its approval of the merger to ensure Applicants' full participation in the Midwest ISO at the time of merger consummation and continuing thereafter, as proffered in the Application. Missouri Municipal Commission contends that while Applicants have offered some commitments as well as proposed mitigation, more is necessary to ensure that the proposed transaction is consistent with the public interest. Missouri Municipal Commission notes that Applicants acknowledge that merger screen failures will

--------------------

      (14) NRG Power Marketing, Inc., LSP-Kendall Energy LLC, LSP-Nelson Energy LLC, NRG Audrain Generating LLC, NRG McCain LLC, NRG Rockford LLC, NRG Rockford II LLC, Cadillac Renewable Energy LLC, and Morris Cogeneration LLC.

occur, despite their proposed mitigation measures. Missouri Municipal Commission contends that the impact of the proposed merger and upgrades should be addressed through the Regional Planning Process called for in the Commission's Standard Market Design (SMD) Notice of Proposed Rulemaking (NOPR).

      C.    APPLICANTS' ANSWER
            ------------------

     23. In Answer to intervenors' protests, Applicants request that, particularly in light of the fact that no intervenor opposes the merger, the Commission should issue an order approving the transaction, subject only to the mitigation condition that Applicants have designed to counter the concentrating effects that the transaction may have in a few destination markets.

      D.    RESOLUTION OF ISSUES WITH SPRINGFIELD
            -------------------------------------

     24. In its November 18 Letter to the Commission, Ameren states that it has reached an agreement with Springfield and ICC Staff. Moreover, it says that the outstanding issue regarding agreements relating to GridAmerica's participation in the Midwest ISO and proceedings before the ICC relating to the merger was resolved. In particular, the parties have agreed that Ameren will, at its cost, support the construction of a new interconnection between Springfield and Commonwealth Edison Company (ComEd). Ameren further states that in regard to RTO matters, GridAmerica will be a for-profit independent transmission company (ITC) operating within, and integrated into, the Midwest ISO, and that GridAmerica is requesting Commission approval by December 31, 2002, as GridAmerica is expected to be operational in April 2003. Ameren also states that on November 13, 2002, it filed with the ICC a draft proposed order which reflects agreements negotiated by several parties, including Ameren and ICC staff. Ameren contends that given the resolution of Springfield's concerns, the Commission should approve the transaction proposed here with no conditions other than those proposed by Applicants.

      E.    THE PROPOSED MERGER
            -------------------

            1.    STANDARD OF REVIEW
                  ------------------

     25. Section 203(a) of the FPA provides that the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." The Commission generally takes account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and
(c) the effect on regulation.

            2.    EFFECT ON COMPETITION
                  ---------------------

                  I.    HORIZONTAL EFFECTS
                        ------------------

                             A. APPLICANTS' ANALYSIS
                                --------------------

     26. Applicants performed an Appendix A analysis to determine the effect of the acquisition on competition in the relevant energy, capacity and ancillary services markets. They identify non-firm energy, delineated into 15 seasonal/load periods (five load levels within three seasons: Summer, winter and Spring/Fall or shoulder) as the relevant products. Applicants state that they did not conduct an analysis specific to the acquisition's effects on competition to supply short-term capacity because, although Ameren projects a surplus of 212 MW for Summer 2003 above MAIN's recommended minimum planning reserve margin, CILCO projects a surplus of only 47 MW for Summer 2003 and a deficit for Summer 2004. As a result, Applicants contend, the acquisition will not eliminate competition between Ameren and CILCO in short-term capacity markets. Relying on an analysis of key inputs to the entry of new capacity, Applicants assert that neither company has the ability to erect barriers to the construction of new capacity and hence, the transaction will not adversely affect competition in long-term capacity markets. Applicants also do not include an analysis of the acquisition's effect on ancillary services markets, such as operating reserves, regulation and imbalance energy, on the basis that the necessary data, such as ramping rates of individual generators, are generally not available from public sources. Applicants point out that Order No. 642 does not require a separate analysis for ancillary services in this circumstance. Applicants also note that CILCO has not historically been a supplier of ancillary services, and, further, that the 22 control areas physically or contractually interconnected with Ameren have generally supplied their own needs for ancillary services. Thus, Applicants contend that there should be little impact on ancillary services.

     27. Applicants identify 15 different destination markets or control areas as the relevant geographic markets, based on Ameren's and CILCO's interconnections with other utilities or control areas. These markets also include the areas in which both applicants made more than de minimis sales. A specific market price was determined for each destination market for each load level with each of the Summer, Winter and Spring/Fall seasons. To measure transmission capacity, Applicants principally relied on First Contingency Incremental Transfer Capability (FCITC), although also providing analysis and results based on the available transmission capability (ATC), the measure most often used in merger analysis. Applicants note that posted ATC typically refers to the availability of transmission capacity for monthly or annual service and thus does not reflect the availability of short-term products, such as weekly, daily or hourly service, to move power to an area of high-priced generation.

These products become available from the secondary transmission market and the redirecting of confirmed reservations. Thus, according to Applicants, ATC values may tend to understate the actual amount of transfer capability available. As a result, Applicants contend, when low ATC values are used, it is possible that merging entities will be less likely to be deemed significant suppliers in the same destination market.

     28. Applicants differentiate the empirical results in two other significant ways. First, they provide separate analyses for economic capacity and available economic capacity. Economic capacity is all generating capacity located within the destination market or that can be delivered there, after accounting for transmission prices, losses and limits, at a price that does not exceed 1.05 times the competitive price in the market. Available economic capacity is economic capacity less firm retail load and pre-existing wholesale load commitments. Applicants contend that available economic capacity results are more useful in assessing competitive effects in this application because (1) in Missouri, where most of Ameren's load is located, retail choice has not been implemented and (2) in Illinois, where the rest of Ameren's load and all of CILCO's load are located, very little switching of retail suppliers has occurred. Applicants state that both Ameren and CILCO are obligated to remain as the default supplier at current prices for their retail load through 2006. Hence, Applicants argue, findings should be based on measures of capacity which is truly available to be sold on the market, i.e., available economic capacity.

     29. Second, Applicants present a base case analysis, which does not reflect market power mitigation measures proposed by Applicants, and a transmission mitigation case. The transmission mitigation case is an HHI analysis which reflects the effects of increasing import transfer capability into three control area markets, where screen failures were prevalent over almost all season and load conditions. As stated in the application, Applicants propose to increase import transfer capability into the Ameren market by upgrading terminal equipment at two substations. These two projects are each estimated to take approximately six months to complete. Applicants propose to increase import transfer capability into the CILCO market by rebuilding a 138 kV line. Applicants estimate that this project will take almost 24 months to complete. Applicants propose to increase import transfer capability into the Springfield market by building a new 138 kV interconnection with Springfield and by replacing a 345/138 kV transformer with a 560 MVA unit. These two projects are each expected to take 18 months to complete. As will be described infra, Applicants also propose certain interim mitigation measures to be in effect from the time the acquisition is consummated until the upgrades are completed.

     30. The base case analysis (without mitigation) of economic capacity, based on FCITC data, identifies three markets - Ameren, CILCO, and Springfield - where screen failures are prevalent across almost all seasons and load levels. Nearly all of the screen failures occur in highly concentrated markets, with post-acquisition HHI levels ranging from 1,845 to 4,957 and HHI increases from 108 to 1,066.(15) Based on ATC, screen failures in economic capacity occur only

--------------------

      (15) Under the Department of Justice Merger Guidelines that are utilized by the Commission in its analysis of the effects of mergers on competition, a highly concentrated market is defined as having an HHI of 1800 or greater and a screen failure occurs if a merger-induced change in the HHI in a highly concentrated market is 50 or greater. Such a merger is viewed as having a potential adverse effect on competition.

in the CILCO and Springfield markets, under Summer load conditions. Those markets are also highly concentrated, with post-acquisition HHIs from 2,410 to 4,254 and HHI increases of 178 to 864. After transmission mitigation, screen failures persist in the CILCO market across nearly all load levels, with HHIs from 2,360 to 3,444, and HHI increases from 394 to 576. In the Springfield market, transmission mitigation eliminates all screen failures except during the lowest load level in each season. In the Ameren market, transmission mitigation eliminates screen failures during the Summer load periods (although the screen failures in the Winter and Shoulder seasons remain).

     31. The base case analysis using available economic capacity as the measure of supply and FCITC as the measure of transmission capability shows a total of six screen failures in two markets, CILCO and Springfield, all occurring during an off-peak season or low or mid-range Summer load level. Nearly all of the markets in which the screen failures occur are moderately concentrated, with HHIs from 1,163 to 1,663 and HHI increases of 235 to 484.(16) Based on ATC, screen failures also occur only in the CILCO and Springfield markets, during the Summer mid-level and off-peak load periods. After transmission mitigation, the two off-peak screen failures remain in the CILCO market (although their size decreases). In the Springfield market, all screen failures except for an off-peak Summer load level are eliminated.

     32. Applicants recognize the need for interim market power mitigation measures during the period from the date the acquisition is consummated to the


--------------------

      (16) Under the Merger Guidelines, a moderately concentrated market is defined as having an HHI between 1000 and 1800, and a screen failure occurs if the merger-induced increase in the HHI is 100 or more.

date the upgrades are completed and in service. They propose two interim measures. First, for the Springfield market, Applicants agree to pay Springfield the difference between Springfield's incremental cost to generate and the Into Cinergy price (adjusted to account for transmission costs, losses and ancillary service charges) for each hour when constraints on the Ameren or CILCO transmission systems prevent Springfield from importing the energy that it wishes to import to serve its native load. This "hold harmless" transmission congestion condition would be in effect until the identified transmission system upgrades for the Springfield area are completed, or if other upgrades are agreed to by Applicants and Springfield, until Applicants have discharged their portion of the responsibility for constructing those other upgrades. Second, for wholesale customers purchasing in the Ameren and CILCO markets, Applicants agree to extend any existing fixed contract which is due to expire before the upgrades proposed for those markets are completed through the month in which construction is actually completed.

     33. Applicants contend that the screen failures remaining after the transmission upgrade mitigation are of little competitive significance. They argue that available economic capacity results, which show only a few, off-peak failures, are more relevant here than the economic capacity results in that they reflect Applicants' continuing retail load obligations and status as default supplier for their current retail load. Because this obligated service will be provided at fixed, low-cost rates through 2006, Applicants state that their lowest-cost generation is committed to serving native loads and thus will not be available for sale to others. They also point out that both utilities are operating close to the margin at peak times and thus have little capacity to withhold. With respect to the few off-peak screen failures, Applicants note that their resource circumstances comport with the Commission's findings elsewhere that in off-peak periods, when demand is low and is met by nuclear and minimum run coal units, a utility will find it difficult and costly to strategically dispatch units as part of a profitable withholding strategy. They point as well to the large amount of low-cost capacity in the region that would increase Applicants' difficulty in withholding sufficient capacity to drive up price to profitable levels during off-peak periods.

     34. In addition, Applicants suggest that the numerical HHI results are not truly indicative of the extent of competitive effects arising from the acquisition, particularly in conjunction with the impact of the upgrades. They stress that in the Springfield market in all periods and in the CILCO market in all except the three lowest load periods in Summer, the upgrades bring in more new independent supply than is taken away through the consolidation of Ameren and CILCO; with more new supply the market is (with mitigation) more structurally competitive than before the acquisition, notwithstanding the increases in the HHI that remain. With respect to the screen failures in the off-peak seasons in the Ameren market, Applicants note that the import capability into the market far exceeds the amount of energy that has ever been imported during those periods, thus indicating that purchasers have an ability to seek outside sources of supply. Finally, Applicants point out that the contracts of most of their wholesale customers are not due to expire until 2005 or later, well past when the upgrades are expected to be completed, and thus no anticompetitive effects from the acquisition could be felt until then. Applicants note that they also have agreed to extend the contracts which expire before the transmission upgrades are completed.

     35. Finally, Applicants argue that generation divestiture is appropriate for generalized market power concerns, but here, screen failures do not occur in the broader, more distant markets, which can be reached both within and beyond the MISO. Because market power concerns are localized, Applicants contend that the remedy should also be localized, such as through the upgrades. They also assert that generation divestiture of the magnitude required to eliminate all screen failures would leave the merged system with insufficient capacity to meet load.

                        B.    DISCUSSION
                              ----------

     36. Applicants' HHI analysis generally conforms to the requirements of Order No. 642. Although providing analysis based on ATC as the measure of transmission capability, the measure commonly used in the Appendix A analysis, Applicants also provided analysis based on FCITC as the measure of transmission capability. Applicants have argued that ATC tends to underestimate the actual amount of transmission capacity that is available to move power from areas with low prices to high-price areas where market power is exercised and also that in periods when ATC is low, an HHI based on ATC for markets in which both applicants actually compete will tend to show little effect on concentration from the acquisition.

     37. In this case, the Commission notes that the use of FCITC data does not appear to be critical in determining whether the acquisition causes increases in concentration that merit further inquiry as to possible adverse competitive effects. Applicants themselves acknowledge that legitimate questions regarding competition are raised by their HHI analysis, an analysis that, when based on FCITC data, reveals screen failures in two markets, Ameren and Illinois Power, in addition to the CILCO and Springfield markets, that do not arise when ATC data are used. We further note that intervenors, while not offering an alternative HHI analysis, also do not fault the data, methodology and assumptions of Applicants' analysis. Therefore, the Commission does not find it necessary to evaluate here the relative merits of FCITC versus ATC as a measure of transmission capability.

     38. The Commission finds that the proposed acquisition, subject to the conditions discussed below, will not adversely affect competition in relevant markets from either a horizontal perspective (i.e., the consolidation of generating resources) or a vertical perspective (consolidation of generating resources with electric transmission or fuel delivery systems). With the exception of the CILCO market, which we address below, we recognize that Applicants' proposed transmission upgrades mitigate most of the screen failures identified in the Ameren and Springfield markets (Applicants did not propose a transmission upgrade to increase import transfer capability into the Illinois Power market and the increase in concentration due to the acquisition in that market is not materially affected by the upgrades in the other markets). Also, we note that Applicants, as a result of their agreement with the ICC Staff, have made commitments to obtain the ICC's approval of the acquisition, in addition to the commitments originally set forth in their application here. These commitments are set forth in the filing dated November 18, 2002, from Ameren Services Company. In addition to the commitment to increase import transfer capability into the CILCO control area by 192 MW within 24 months of closing, Ameren will also construct, no later than December 31, 2008, such additional transmission projects as are needed to increase import transfer capability into the CILCO control area by at least an additional 189 MW.

     39. However, all of the screen failures identified by Applicants' analysis will continue to exist during the construction period, and, as Applicants recognize, any potential anticompetitive effects of the acquisition would be unabated during that time. Also, while Applicants characterize the upgrades as local, in-area improvements, it is not clear that these projects will be completed within the contemplated time frames, particularly if any required regulatory approvals are delayed. Thus, we will require Applicants to provide quarterly reports on the status of the transmission upgrades, with the first due 3 months after the transaction is consummated.

     40. The Commission concludes that additional interim mitigation is necessary until the upgrades are completed in order to be certain that full and effective mitigation is in place at the time the acquisition is completed, as is required under the Merger Policy Statement.(17) This interim mitigation must reflect a balancing of the interim screen failures and other factors. We note that although screen failures occur over most load periods in the Ameren, Springfield and CILCO markets using economic capacity, very few failures occur in available economic capacity and those occur only in off-peak periods in the CILCO and Springfield markets.(18)

--------------------

      (17) Merger Policy Statement at 30,136.

      (18) We also note that capacity is plentiful at this time in the midwestern markets. See "Midwestern Energy Infrastructure Assessment," Office of Market Oversight and Investigations, Federal Energy Regulatory Commission, Docket No. AD02-22-000, October, 2002.

     41. In the interim, pending completion of the first upgrade scheduled for the CILCO control area, Ameren agrees to sell to non-affiliated entities 100 MW of power and energy priced at a market value index approved by the ICC for ultimate delivery to retail customers connected to CILCO's distribution system. Pending completion of the second upgrade, scheduled to be in place by December 31, 2008, Ameren also agrees to sell 50 MW on the same basis as noted above.

     42. The amount of these sales is sufficient to eliminate the screen failures for the available economic capacity measure and reduces market concentration for the economic capacity measures in relevant markets. We find that the combination of the sales with the transmission upgrade commitment will provide a result that, in this case, is consistent with the public interest. In the circumstances of this case, although the sales are required until transmission upgrades are completed, generation dominance concerns have not been raised by protesters, and the ICC Staff has endorsed a mitigating sale in the same amount as required by this order. Thus, we find that this mitigation is sufficient to prevent any potential competitive harm resulting from the transaction.

     43. In addition, we regard Applicants' offer to extend the contracts of all of their wholesale customers until the originally proposed upgrades are completed as an important mitigating factor interim anticompetitive effects of the acquisition. Wholesale customers will be able to maintain the status quo with respect to power supply costs.

     44. Finally, a significant factor in our decision is the fact that Applicants have committed that both utilities will be participating in the MISO, an action we regard as essential to our approval of the transaction. As a result, the MISO's scope will be broadened.

     45. With respect to the adequacy of Applicants' proposed transmission upgrades as long-term mitigation, we note that Applicants have reached agreement with Springfield to resolve its concerns regarding the impact of the acquisition. First, Applicants and Springfield have agreed that Ameren will, at its own cost, construct and own a new 345 kV interconnection between Springfield and ComEd, with Springfield to have the option to acquire the new substation for a period of 15 years after the interconnection is placed in service, as outlined in the November 18, 2002 letter. This project will substitute for the Toronto-Pawnee Road project originally proposed in the application. Applicants state that this project will not diminish the import capability of any other control area. As noted previously, Ameren has also agreed with the ICC Staff to construct projects that will increase import capability into the CILCO control area by an additional 189 MW, beyond the 192 MW originally proposed in the application. A number of considerations persuade us that on a long-term basis, the transmission upgrades will adequately mitigate any adverse competitive effects of this acquisition. First, except for screen failures in the CILCO market, the transmission upgrade mitigation eliminates almost all other screen failures, except for a few in the off-peak winter and shoulder seasons and the lowest load levels in Summer. As indicated previously, market power concerns are less severe when excess capacity is available.

     46. Second, we agree with the thrust of Applicants' arguments that by adding to import capability into the Springfield and CILCO markets by more than the pre-acquisition independent supply provided by Ameren, the transmission upgrades are consistent with the public interest. The availability of more power supply should restrain price increases. We note further that, during the off-peak seasons, excess import capability exists in the Ameren markets, thereby not limiting transmission customers of Ameren in seeking outside sources of supply. The transmission customers will also be able to obtain delivery service on the same basis as Ameren.

     47. Third, as noted previously, Ameren has committed to join with CILCO in participating in the MISO However, Applicants are directed to make the MISO aware of the proposed transmission upgrades and to implement any required modifications that may emanate from the MISO's transmission review process. Other entities, particularly transmission customers, would then presumably be able to voice their concerns about possible adverse impacts to the MISO and, if necessary, file a complaint here. This approach is preferable to that suggested by Missouri Municipal Commission, which urges that the proposed upgrades be made subject to a regional planning process such as proposed in the SMD NOPR. However, since the SMD rulemaking is a work-in-progress, coordination through the MISO is more appropriate at this time.

                            C. INTERVENORS' CONCERNS
                               ---------------------

     48. Missouri Municipal Commission is a municipal joint action agency that administers the Missouri Public Energy Pool #1 (MoPEP). MoPEP serves as the full requirements supplier for its 24 municipal members and meets their needs through generation and purchased power resources contributed by the members and additional resources arranged by MoPEP. The four MoPEP members located on the Ameren system serve a peak load of 109 MW and provide some of the resources administered by MoPEP.

     49. Missouri Municipal Commission has two principal concerns. First, it regards Applicants' commitment to join the MISO as uncertain. Although Applicants state that they expect to be fully participating in the MISO before the proposed transaction closes, Missouri Municipal Commission notes that in a different docket, Ameren has indicated that unless certain seams issues are resolved to its satisfaction, it might withhold its participation in the MISO until satisfied, join PJM, or adopt some other alternative. Also, Missouri Municipal Commission points out, the GridAmerica documents submitted in Docket No. EL02-65-000, permit Ameren to withdraw from the MISO upon 30 days notice if it merges with, or sells its transmission facilities to, a third party. In addition, the GridAmerica documents provide for an initial term of only three years for GridAmerica's participation in the MISO. Missouri Municipal Commission requests that the Commission make Ameren's "RTO commitment" an express condition of transaction approval in a form that will protect Ameren customers for a reasonable period after the transaction.

     50. In response to Missouri Municipal Commission's concern, Applicants state that they intend to join the MISO, preferably as a member of GridAmerica, but if GridAmerica is not formed, Ameren will join the MISO individually as a transmission owner. The Commission regards Ameren's RTO commitment to join the MISO as firm and hereby make this commitment a condition of the acquisition's approval. We note that we have conditionally accepted the ITC agreement between the MISO and GridAmerica, 100 FERC P. 61,137 at 61,526 and 100 FERC P. 61,135 at 61,513. Prior Commission approval will be required if Ameren should seek to not comply with this commitment, either by withdrawing from the MISO, or not joining the MISO.

     51. We note here that Applicants have asked for waiver of the requirement that merger applicants file a single system open access transmission tariff
(OATT). Because both Ameren and CILCO are expected to be fully participating in the MISO before the transaction closes, Applicants regard the filing of an OATT at this time as wasteful. Applicants have also asserted that customers moving power between Ameren and CILCO will not be subject to pancaked rates because both companies will be members of the same RTO. We will provisionally grant the waiver. However, if at some point in the future, Ameren and CIPS should not belong to the same RTO, Applicants are directed to file a single system OATT, which does not include pancaked rates. The single system OATT must be effective prior to the companies not being under the operational control of the same RTO.

     52. Missouri Municipal Commission's other concern is that the post-acquisition operation of the affiliated companies and the proposed transmission upgrades, which are intended to allow increased imports into the Ameren control area from the East, will exacerbate transmission congestion in the AmerenUE market. Missouri Municipal Commission suggests that there will be increased power exchanges between Ameren and CILCO and that these flows in combination with the additional flows caused by transmission upgrades will increase congestion and TLRs in the western portion of Ameren's transmission system, where some MJM members are located. Missouri Municipal Commission identifies the Bland-Franks line in Missouri as a critical regional flowgate that is often subject to TLRs. Missouri Municipal Commission argues that the potential harms of the upgrades and post-acquisition operation should be promptly addressed through an appropriate regional planning process, such as proposed in the SMD rulemaking. If this process identifies transmission constraints that are exacerbated by the upgrades or merger-related flows, Missouri Municipal Commission requests that Applicants be required to remedy the adverse effects, such as by constructing additional upgrades. In the interim, Missouri Municipal Commission contends that all of Applicants' transmission customers that are similarly-situated to Springfield, including MoPEP members, should receive as a condition of acquisition approval, the same interim protection, i.e., the hold harmless transmission congestion commitment, afforded Springfield.

     53. Applicants have indicated that they do not intend, at this time, to integrate CILCO into the current joint dispatch operations of AmerenUE and AmerenCIPS. They also state that they will continue to maintain separate control areas and to schedule any power transfers through the interface on OASIS.

     54. The Commission notes that Applicants' Appendix A analysis was conducted on the basis that none of the transfer capability of the interface was dedicated to Applicants in the post-transaction, post-mitigation scenario. In the event that Applicants propose to combine control areas, we will require them to provide the Commission with 120 days notice before the fact. We also expect that any adverse effects of such proposed changes in the use of the transmission system, which will be subject to the functional control of the MISO, would be addressed within the MISO.

     55. Applicants point out that Missouri Municipal Commission has not supported with any evidence the allegation that the proposed transmission upgrades will exacerbate transmission congestion within the AmerenUE area. They also point out that Missouri Municipal Commission has not claimed that its members have been prevented in the past from obtaining access to power supplies due to transmission limitations on the Ameren system or that the acquisition will impede such access. Applicants further note that the overloading of the Bland-Franks line referred to by Missouri Municipal Commission occurs principally in a north-to-south direction and that the overloading is actually reduced by Missouri Municipal Commission purchases that come from the South. Applicants also state that Ameren is currently seeking state approval to construct a new 345 kV line, which is expected to relieve the overloading of the Bland-Franks line.

     56. Missouri Municipal Commission's concern regarding the effect of the upgrades on transmission congestion is unsupported and appears somewhat speculative. Delaying the proposed upgrades pending establishment and implementation of a regional planning process that is currently a work-in-progress, would be inappropriate. In any case, given that Ameren expects to be participating in the MISO before the acquisition closes and that Applicants will not be initiating construction until the acquisition closes, the proposed upgrades must be subject to the scrutiny of the MISO. Affected entities will have the opportunity to raise concerns regarding impacts.

     57. The Commission also finds that it is not necessary that the hold harmless transmission congestion commitment afforded Springfield be extended to all of Applicants' transmission customers. Applicants have indicated that they will maintain separate control areas and that CILCO's generating resources will not be integrated into Ameren's current economic dispatch operations. Applicants have also indicated that all transactions between Ameren and CILCO will be scheduled on the OASIS. In these circumstances, the acquisition is not likely to increase transmission congestion on the Ameren or CILCO transmission systems. The Commission is required to remedy only those effects caused or exacerbated by a merger.

                  II.   VERTICAL EFFECTS
                        ----------------

                             A. APPLICANTS' ANALYSIS
                                --------------------

     58. Applicants assert that the combination of CILCO and Ameren as vertically integrated generation and transmission entities should raise little concern that they will be able to use their transmission facilities so as to favor sales of their generating capacity over that of competitors, either by denying transmission access or limiting the amount of transmission service available. Apart from the open access tariffs and standards of conduct that are required by Order Nos. 888 and 889, Applicants note that CILCO is already a member of the MISO and that the MISO will also gain functional control of Ameren's transmission system when Ameren joins the MISO.

     59. Both Applicants own local gas distribution networks. Applicants state that no independent wholesale generators are served from either of those networks. Applicants also note that numerous interstate pipelines cross their service areas. They contend that new generators are more likely to site their facilities in proximity to one of these pipelines, thus eliminating the need to obtain service from the merged entity. 1.

                        B.    DISCUSSION
                              ----------

     60. The Commission finds, for the reasons provided by Applicants that are summarized above, and with Ameren's commitment to join the MISO, that the acquisition is not likely to enhance the ability of the combined Ameren-CILCO system to adversely affect prices or output in electric markets through the use of their transmission resources. In addition, although both Applicants own gas distribution facilities, neither currently serves independent generators and, therefore, they cannot affect the supply of, or prices for, delivered gas to their competitors. This fact, in combination with several pipeline options for delivering gas supplies to new competitors, persuades us that the acquisition is not likely to enhance the ability of Ameren, post-transaction, to adversely affect wholesale electric prices and output through vertical market power. We note that no intervenor has suggested that the acquisition presents vertical market power concerns.

            3.    EFFECT ON RATES
                  ---------------

     61. Regarding rates, the Merger Policy Statement explains our concern that there be adequate protection from adverse rate effects as a result of a transfer. The Commission evaluates whether a proposed section 203 transaction results in an increase in the cost-based power or transmission rates.(19) According to the application, the proposed merger will have no adverse effect on rates, and thus will not harm any ratepayers.(20) With respect to wholesale rates, Applicants' claim that there will be no adverse effect because all of Applicants' wholesale customers take service at fixed rates that are not subject to change under contracts that extend at least until December 31, 2003, and most of these contracts terminate between 2005 and 2008.

     62. In light of the above, we conclude that the proposed merger will not adversely affect rates. We note that the intervenors did not raise any rate issues.

            4.    EFFECT ON REGULATION
                  --------------------

---------------------

      (19) Merger Policy Statement at 30, 123-124.

      (20) Application at Exhibit J, page 4.

     63. As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the SEC. We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and has asked the Commission to examine the effect on its regulation of the merged entity.(21)

     64. Applicants state that in the UE/CIPS proceeding, the Commission found that Applicants' waiver of the Ohio Power(22) immunity with regard to transactions among affiliates was an adequate commitment to eliminate any concern about the effect of the merger on regulation. Applicants reaffirm their waiver. In addition, Applicants, for ratemaking purposes, agree to follow the Commission's policy regarding the treatment of costs and revenue of affiliate non-power transaction. Finally, Applicants explain that state regulation will not be adversely affected as Applicants will remain subject to state regulation upon consummation of the transaction, to the extent such state regulation currently exist.

     65. Based on these considerations, the Commission finds that the proposed merger will not adversely affect regulation. We note that no intervenor argues otherwise.

THE COMMISSION ORDERS:
---------------------

     (A) Applicants' answer is hereby accepted, as discussed herein.

     (B) Applicants' proposed merger is authorized upon the terms and conditions and for the purposes set forth in the application.

     (C) Applicants shall file with the Commission quarterly reports concerning the status of the transmission upgrades.

     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

--------------------

      (21) Merger Policy Statement at 30,124-125.

      (22) Ohio Power Co. v. FERC, 954 F.2d 779, 782-86 (D.C. Cir.) cert.
denied, 498 U.S. 73 (1992).  See also Merger Policy Statement at 30,124-125.

     (E) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

     (F) Applicants shall promptly notify the Commission of the date on which the merger is consummated.

     (G) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.


By the Commission.


( S E A L )


                                       Linwood A. Watson, Jr.,
                                               Deputy Secretary.